Mail Stop 3561
							December 13, 2005


Mr. John H. Treglia
President, Chief Executive Officer, Secretary and Director
Comprehensive Healthcare Solutions, Inc.
45 Ludlow Street, Suite 602
Yonkers, New York 10705

		RE:	Comprehensive Healthcare Solutions, Inc.
			Form 10-K/A for the fiscal year ended October 2,
2004
			Filed March 30, 2005
			File No. 033-08955
			Form 10-QSB/A for the period ended May 31, 2004
			Filed April 1, 2005
			Form 10-QSB/A for the period ended August 31, 2004
			Filed April 4, 2005
			Form 10-QSB/A for the period ended November 30,
2004
			Filed April 4, 2005

Dear Mr. Treglia:

	We have reviewed the responses in your letter dated October
14,
2005 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.







General

1. Your Form 10-KSB for the period ending February 28, 2005 and subsequent filings will be subject to review after you adequately respond to our comments. Please ensure that all of our comments have been addressed in these subsequent filings or that you revise your filings accordingly.

2. Please submit a complete version of your October 14, 2005 response letter via EDGAR as a CORRES file. The submission should include detailed explanations as to how you plan to revise your periodic filings or reference to attachments that include your proposed amendments. For example, your proposed amendments were provided to the SEC in paper form but were not submitted via EDGAR. Absent the detailed proposed amended language, your stand alone responses do not adequately address our comment letter dated May 5, 2005. Further, you have not included supplemental supporting schedules in all cases in which you refer to them in your response. For example, your response to comment 20 from our comment letter dated May 5, 2005 states that the supporting cash flow schedule was attached, but the schedule is not included in your response. Please attach this supporting schedule and any other supplemental schedules you reference in your October 14, 2005 response letter to be uploaded to
EDGAR.

Proposed Form 10-K Amendment No. 3 for the fiscal year ended
February
29, 2004

General

3. Please take into consideration all of the following comments on your Form 10-K, as applicable, when you revise your Forms 10-Q/A.

4. At the beginning of your amended filings please provide a detailed summary of the changes made to the filing in order to permit a reader to understand the changes made.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 32

5. Your amended Form 10-K should provide discussion on all periods presented in your financial statements. The period ended February 28, 2002 should therefore be discussed. Please revise. See Item
303
of Regulation S-K.

6. We note your response to comment 6 from our comment letter dated
May 5, 2005. In your response you state that net sales and gross margin attributable to hearing aid sales are not material. Throughout the filing you refer to your sales of hearing aids. For example on page 29 you disclose that you are "in the business of distributing and dispensing custom hearing aids." On page F-10 where you are describing your Company you disclose that you are "in the business of selling and distributing hearing aids and providing the related audiological services." Your results of operations section should provide an understanding of your results of operations. Given your disclosures throughout the filing that you sell and distribute hearing aids it is necessary that you disclose to what your revenues relate and why there have been changes in revenues from year to year.
Please revise. Please also revise to discuss your gross margins. This discussion may require that you disclose the nature of the expenses classified as cost of sales and the nature of the expenses classified as selling, general and administrative. See Item 303 of
Regulation S-K.

7. We note your response to comment 7 from our comment letter dated
May 5, 2005. In your response you state that selling, general and administrative expenses increased as "a result of an increase in allowance for doubtful accounts and consulting fees." Your revised disclosure should quantify each contributing factor and discuss the underlying reasons why the expenses increased. See Item 303 of Regulation S-K. Please revise. In addition, on page F-11 of your proposed amendment you disclose that there was no allowance as there have been no bad debts. Your consolidated statements of cash flows include a line item "provision for bad debt" for $22,500. Please revise for consistency.

Liquidity and Capital Resources, page 24

8. We note your response to comment 8 from our comment letter dated
May 5, 2005. Please revise to discuss material changes between periods in your cash flows from operating, investing, and financing activities. Refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

General

9. On January 25, 2002 you effected a reverse acquisition acquiring all of the issued and outstanding capital stock of Accutone, Inc. As
Accutone, Inc. is the accounting acquiror financial information for
Accutone, Inc. is required to be presented for all periods prior to
January 25, 2002 with no lapse in audited periods for all periods required to be presented.

General

10. We note your response to comment 9 from our letter dated May
5,
2005. You have made changes to the financial statements that were previously issued. Please revise to provide all disclosures required by APB 20. In particular, you should ensure that you disclose the previously filed amounts, changes made and restated amounts for each financial statement line item affected. Each adjustment should be explained. This includes adjustments that were included in previously amended year end February 29, 2004 Forms 10-K and adjustments to be included in your Form 10-K Amendment 4. Additionally, on the face of each of the financial statements and footnotes that are affected by the restatement, please clearly label the headings and applicable periods as restated. Finally, as stated in AU 561.06a, your auditors should refer to the restatement note describing the revisions in their auditors` report.

11. We note your response to comment 9 from our letter dated May
5,
2005. In the response you state that bad debt expense of $22,500 was recorded to increase the allowance for doubtful accounts on the balance sheet. This adjustment was made to a previously filed Form
10-K. On page F-11 of your proposed revision you state that there was no accounts receivable allowance. Please revise or advise.

Report of Independent Public Accounting Firm

12. We note your response to comment 10 from our letter dated May
5,
2005. Given the comment above it appears that you need to revise your financial statements to include the activity of Accutone, Inc.
for all periods required to be presented prior to January 25, 2002.
The audit opinion or audit opinions in your filing must cover the entire year ended February 28, 2002. Please revise.










Report of Independent Public Accounting Firm

13. We note your response to comment 11 from our letter dated May
5,
2005. You have not addressed our concerns. We understand that there is no requirement stipulating that the public accounting firm of an issuer be located in the same state as the issuer. Please have your accountants confirm to us that they are registered to practice in New
York, or confirm that no such registration is necessary. If your accountants are registered in New York, please have them provide us with their license number.

Consolidated Statements of Operations, page F-4

14. We note your response to comment 12 from our letter dated May
5,
2005. Please tell us your total hearing aid revenues and gross margins for all periods presented. In this regard if income is derived from more than one of the subcaptions described under Rule 5-
03.1 of Regulation S-X, each class which is more than 10 percent of the sum of the items must be separately disclosed.

15. Please tell us how you computed your weighted average common shares outstanding with reference to authoritative guidance. The weighted average common shares outstanding does not appear consistent with your consolidated statements of stockholders` equity. Please revise. Please also revise subsequent Forms 10-Q/A, if applicable.

Consolidated Statements of Stockholders` Equity, page F-5

16. We note your response to comment 15 from our letter dated May
5,
2005. Your response states that you will present the subscription receivable as a separate line item in stockholders` equity as the amount is receivable from officers or directors. We assume that the stock was issued since there was a receivable recorded. If the stock was issued it should be recorded in the same line item as issued and outstanding common stock rather than having a separate line item within stockholders` equity that offsets the subscription receivable.
Your balance sheet and statement of stockholders` equity for the year ended February 28, 2003 should also be adjusted. Please revise to disclose the nature of the transaction in the notes to the financial statements. Refer to EITF 85-1 and SAB Topic 4E.

17. We note your response to comment 16 from our letter dated May
5,
2005. In fiscal 2003 and fiscal 2004 you issued shares in private placement sales at $0.21 and $0.25 per share. Your valuation of shares issued in fiscal 2004 for the consultant agreement was $0.26 per share. Your valuation of shares issued for executive compensation in fiscal 2003 and 2004 was significantly lower at $0.06
- $0.07 per share. In your response you state that the stock issued as executive compensation was significantly lower than market value due to the restrictive nature of the stock. Please tell us how the shares were valued, why it was determined that such a significant discount to the market value was required and your basis in GAAP for the significant discount. Absent specific authoritative guidance supporting your accounting you should value shares issued as compensation at the quoted market price on the date of the transaction without discount.

Consolidated Statements of Cash Flows, page F-5

18. We note your response to comments 17, 18, 19 and 20 from our letter dated May 5, 2005. Please tell us with reference to authoritative literature how you determined that the following line items are correctly reflected in your statements of cash flows, including how your classification as operating, investing or financing is supported by SFAS 95:
* Deferred stock-based consulting,
* Common stock issued upon conversion of debt, and
* Issue of stock for reorganization, acquisitions and operations, net.
Please revise, where necessary. In addition, please provide a supporting schedule to your revised consolidated statements of cash flows. The schedule should include a reconciliation to applicable consolidated balance sheets.

Notes to Consolidated Financial Statements, page F-7

Note 1. Reorganization, page F-7

Basis of Presentation and Going Concern, page F-7

19. We note your response to comment 22 from our letter dated May
5,
2005; however, it appears that your proposed Form 10-K amendment 4 has not been revised as your response indicates. The comment is therefore repeated:

You refer to SFAS 7. SFAS 7 refers to the accounting and disclosure requirements of developmental stage enterprises. Do you consider yourself a developmental stage enterprise in accordance with SFAS 7?
If so, it does not appear you have followed the accounting and disclosure requirements of SFAS 7. Please explain and revise.

20. We note your response to comment 23 from our letter dated May
5,
2005; however, it appears that your proposed Form 10-K amendment 4 has not been revised as your response indicates. The comment is therefore repeated:

You disclose that you have not commenced planned principal operations and you have not generated revenues from prospective customers.
Based on review of this filing, neither of these statements appears accurate. Please revise or advise.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-12

21. We note your response to comment 24 from our letter dated May
5,
2005. In your response you state that the covenant not to compete is still in effect. The fact that a covenant not to compete is still in effect does not alone support its lack of impairment. You also did not attach support for your customer list impairment analysis as you state you did. The previous comment is therefore repeated:

Please provide your fiscal 2004 impairment test performed on your intangible assets. Please provide support for your assumptions.
In
light of your unfavorable operating history, negative cash flows and weak liquidity position, it is unclear how you support recoverability of the assets.

Impairment of Long-Lived Assets, page F-13

22. We note your response to comment 26 from our letter dated May
5,
2005; however, it appears that your proposed Form 10-K amendment 4 has not been revised as your response indicates and you have not provided your impairment analysis as requested. A portion of the previous comment is therefore repeated:

SFAS 121 was superseded by SFAS 144. SFAS 144 was effective for financial statements issued for fiscal years beginning after December
15, 2001 and interim periods within those fiscal years. Please revise your disclosure and also revise the impairment testing performed, if needed. Please provide your impairment analysis in accordance with SFAS 144. Please provide support for your assumptions.




Note 5. Property and Equipment, page F-15

23. We note your response to comment 28 from our letter dated May
5,
2005. In your proposed response you disclose that your leasehold improvements have an estimated useful life of thirty-nine years. Leasehold improvements should be amortized over the remaining lease term or the useful life of the leasehold or leasehold improvements, whichever is shorter. For this purpose, the lease term should be consistent with the lease term used to classify the lease as an operating or a capital/finance lease. Please revise or advise. As requested in the previous comment please also revise to disclose the depreciation expense for the periods presented. Refer to APB 12.

Item 9A. Controls and Procedures, page 34

24. We note your response to comments 29, 30 and 31 from our letter dated May 5, 2005 as well as your proposed revision to Item 9A. Given your restatement of the financial statements please revise to disclose in detail why each restatement item did not affect your conclusion that disclosure controls and procedures are effective at the reasonable assurance level.

25. We note your response to comment 32 from our letter dated May
5,
2005 as well as your proposed revision to Item 9A. Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified that occurred during your last fiscal quarter (your fourth fiscal quarter in the case of an annual report) not "subsequent to the Evaluation Date." Please revise.

Item 14. Principal Accounting Fees and Services, page 39

26. We note your response to comment 33 from our letter dated May
5,
2005; however, it does not appear that your proposed revision addressed our comment. The comment is therefore repeated:

Please revise your disclosure to include the aggregate audit and tax fees billed each of the last two fiscal years. In this regard we noticed that it does not appear that the audit fees section includes billings from Jewett, Schwartz & Associates.




Exhibit 31

27. We note your response to comment 35 from our letter dated May
5,
2005; however, you did not provide a proposed revision for our review. The comment is therefore repeated:

Please revise to remove reference to yourself as a small business issuer. This comment applies to subsequent Forms 10-Q as well.

Proposed Form 10-QSB Amendment No. 3 for the period ended May 31,
2004

Item 1. Financial Statements, page 2

Condensed Consolidated Statements of Cash Flows, page F-4

28. We note your response to comment 38 from our letter dated May
5,
2005.  On March 1, 2004 you acquired Comprehensive Network
Solutions.
Consideration included 250,000 restricted shares and $60,000.
Cash
used in investing activities should include cash paid. Please tell us why your "purchases of property and equipment" totals only $6,166.
Please revise, if necessary. Stock issued to complete an acquisition should be clearly disclosed as non-cash investing activities. On page 4 you disclose that you issued restricted common stock for the acquisition of Comprehensive Network Solutions, Inc. totaling $405,050 however in your non-cash investing and financing activities section of the statements of cash flows you disclose only $250,000 related to the acquisitions. Please revise and advise. Refer to SFAS 95.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 1. Organization, page F-5

29. We note your response to comment 39 from our letter dated May
5,
2005. SFAS 141 requires detailed disclosures in both interim and year-end financial statements. Your disclosure in your Form 8-K does not satisfy the SFAS 141 disclosure requirements. Please revise to disclose the information required by paragraphs 51-58 of SFAS 141 in this filing and subsequent filings.

30. In your proposed revision you disclose that February 28, 2004 was the effective date of the Stock Purchase Agreement with Comprehensive
Network Solutions, Inc.  The purchase was recorded as of March 1,
2004, the first day of a new reporting year. Please revise or advise.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 4

31. We note your response to comment 40 from our letter dated May
5,
2005 and your proposed revision. Your response does not adequately address our comment. The comment is therefore repeated:

Please ensure you provide a detailed discussion with reference to authoritative literature. You state that you issued 250,000 shares of restricted common stock for the March 1, 2004 acquisition of Comprehensive Network Solutions, Inc. totaling $405,050. This equals
$1.62 per share. You state that you received proceeds from the sale of restricted common stock in the amount of $163,300. It appears that these proceeds were received for the issuance of approximately
482,000 shares which results in a price per share of approximately $0.35. You also state that you satisfied a $25,000 liability through the issuance of 25,000 shares. This equals $1.00 per share. Please explain the variations in share prices for these transactions and clarify if the transactions were with related parties. If applicable, please describe any intervening events which occurred between the sale dates, liability settlement date, and the date of the acquisition. Please explain how you valued Comprehensive Network
Solutions, Inc.`s net assets with reference to authoritative guidance. Please explain your consideration of the then current OTC share trading prices at the date of each of the referenced transactions.

32. Please ensure that all amounts in your proposed amendments agree to your financial statements.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comments. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
Any other questions may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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Mr. John H. Treglia
Comprehensive Healthcare Solutions, Inc.
December 13, 2005
Page 1